EXHIBIT 11

NEWELL RUBBERMAID INC. AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE OF COMMON STOCK

	YEAR ENDED DECEMBER 31,
(In millions, except per share data)	2004	2003	2002

Net (loss) income
(Loss) income from continuing operations	($19.1)	$213.2	$265.0
(Loss) income from discontinued operations	(97.0)	(259.8)	46.5
Cumulative effect of accounting change	—	—	(514.9)
Net loss	($116.1)	($46.6)	($203.4)

BASIC (LOSS) EARNINGS PER SHARE
Weighted average shares outstanding	274.4	274.1	267.1
(Loss) income from continuing operations	($0.07)	$0.78	$0.99
(Loss) income from discontinued operations	(0.35)	(0.95)	0.18
Cumulative effect of accounting change	—	—	(1.93)
Net loss	($0.42)	($0.17)	($0.76)

DILUTED (LOSS) EARNINGS PER SHARE:
Weighted average shares outstanding	274.4	274.1	267.1
Incremental common shares applicable to common stock options based on the average market price and restricted stock awards during the period (1) (2)	—	—	0.9
Weighted average shares outstanding assuming full dilution	274.4	274.1	268.0
(Loss) income from continuing operations	($0.07)	$0.78	$0.99
(Loss) income from discontinued operations	(0.35)	(0.95)	0.17
Cumulative effect of accounting change	—	—	(1.92)
Net loss	($0.42)	($0.17)	($0.76)

(1)
Dilutive securities include “in the money options” and restricted stock awards. The weighted average shares outstanding for 2004, 2003 and 2002 exclude the dilutive effect of approximately 11.5 million, 12.3 million and 4.5 million options, respectively, because such options had an exercise price in excess of the average market value of the Company’s common stock during the respective years or the inclusion would have been anti-dilutive. The weighted average shares outstanding for 2004 excluded the effect of approximately 0.4 million restricted shares, because the inclusion would be anti-dilutive.

(2)
The convertible preferred securities are anti-dilutive in 2004, 2003 and 2002 and, therefore, have been excluded from diluted (loss) earnings per share. Had the convertible preferred shares been included in the diluted (loss) earnings per share calculation, net (loss)/income would be increased by $16.2 million, $16.6 million and $16.6 million in 2004, 2003 and 2002, respectively, and weighted average shares outstanding would have increased by 9.7 million shares, 9.9 million shares and 9.9 million shares in 2004, 2003 and 2002, respectively.